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                              November 14, 2023

       Craig Webster
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 300
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 26, 2023
                                                            File No. 001-38826

       Dear Craig Webster:

              We have reviewed your September 26, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12,
       2023 letter.

       Form SPDSCL-HFCAA-GOV filed September 26, 2023

       General

   1. We note your statement that you reviewed your register of shareholders and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and explain how you
determined the absence of foreign government representation on your board. In addition,
please tell us whether you relied upon any legal opinions or third party certifications such as
affidavits as the basis for your submission.
 Craig Webster
Microvast Holdings, Inc.
November 14, 2023
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                       Sincerely,
FirstName LastNameCraig Webster
                                                       Division of Corporation
Finance
Comapany NameMicrovast Holdings, Inc.
                                                       Disclosure Review
Program
November 14, 2023 Page 2
cc:       Bill Nelson
FirstName LastName